Exhibit 14.1

Miami International Holdings, Inc.

Code of Ethics for Senior Financial Officers
PCP.003

Effective Date: August 13, 2025

This Code of Ethics for Senior Financial Officers (the “Code”) applies to the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions (the “Senior Financial Officers”) of Miami International Holdings, Inc. (the “Issuer”). This Code shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.
The Senior Financial Officers are expected to:

•Engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•Make, and to promote the making by others of, full, fair, accurate, timely and understandable disclosure in reports and documents that the Issuer files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Issuer;

•Comply with, and make best efforts to ensure the Issuer complies with, applicable governmental laws, rules and regulations; and

•Promptly report any violation, or suspected violation, of the Code to the Issuer’s Audit Committee and to the Issuer’s General Counsel.

The foregoing are statements of mandatory conduct, and any waiver of, or amendment to, the requirements set forth in the Code must be approved by the Issuer’s Audit Committee and will be subject to prompt public disclosure as required by law, the SEC, or the rules of The New York Stock Exchange, when applicable.

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